Exhibit 5.2

September 29, 2009

Ideation Acquisition Corp.
1105 N. Market Street, Suite 1300
Wilmington, Delaware 19801

Ladies and Gentlemen:

We have acted as special Delaware counsel to Ideation Acquisition Corp., a Delaware corporation (the “Company”), in connection with the proposed amendment to the certificate of incorporation of the Company. In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on November 21, 2007 (the “Certificate of Incorporation”);

(ii) the Bylaws of the Company, adopted as of June 1, 2007 (the “Bylaws”);

(iii) a form of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Amendment”) (attached hereto as Exhibit A);

(iv) the Form S-1/A of the Company (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2007 in connection with the Company’s initial public offering (“IPO”);

(v) the proxy statement proposed to be filed with the SEC in connection with the Certificate of Amendment (the “Proxy Statement”); and

(vi) the Agreement and Plan of Merger, Conversion and Share Exchange, dated as of March 31, 2009, by and among the Company, ID Arizona Corp., a corporation incorporated in the State of Arizona, SearchMedia International Limited, an exempted limited company incorporated under the laws of the Cayman Islands (“SM Cayman”), Shanghai Jingli Advertising Co., Ltd., a company incorporated under the legal requirements of the People’s Republic of China, the subsidiaries of SM Cayman named therein, the shareholders and warrantholders of SM Cayman named therein, the SM Shareholders’ Representatives (as defined therein) and the other parties named therein, as amended by the First Amendment to the Agreement and Plan of Merger, Conversion and Share Exchange, effective as of May 27, 2009, as further amended by the Second Amendment and Joinder to the Agreement and Plan of Merger, Conversion and Share Exchange, effective as of September 8, 2009, and as further amended by the Third Amendment to the Agreement and Plan of Merger, Conversion and Share Exchange, effective as of September 22, 2009 (collectively, the “Transaction Agreement”).

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than

Ideation Acquisition Corp.
September 29, 2009

the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied as to factual matters solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

We have been advised, and accordingly assume for purposes of our opinion as expressed herein, that (i) the Company has entered into the Transaction Agreement which provides for the redomestication of the Company from a Delaware corporation to a Cayman Islands exempted company (“ID Cayman”) and the share exchange between ID Cayman and SM Cayman, after which SM Cayman will become a wholly owned subsidiary of ID Cayman (collectively, the “Proposed Business Combination”); (ii) under Article Fourth of the Certificate of Incorporation, a failure to consummate an Initial Business Combination (as defined in Article Sixth of the Certificate of Incorporation) by November 19, 2009 (the “Termination Date”) will result in the dissolution and liquidation of the Company; (iii) the Proposed Business Combination qualifies as an “Initial Business Combination” under Article Fourth of the Certificate of Incorporation; (iv) in order to consummate the Proposed Business Combination prior to the Termination Date, the Company is proposing to amend paragraph D of Article Sixth of the Certificate of Incorporation as set forth in Exhibit A to provide that any holders of IPO Shares1 who affirmatively elect to convert their IPO Shares into cash, regardless of whether they vote their IPO Shares for or against the Initial Business Combination, will be entitled to receive a pro rata portion of the Trust Account (as defined in Article Sixth of the Certificate of Incorporation) if an Initial Business Combination is consummated (the “Conversion Rights”); and (v) the stockholders’ vote on any proposal will not adversely affect the stockholders’ Conversion Rights as originally described in the Registration Statement.

Article Sixth of the Certificate of Incorporation provides in pertinent part:

Paragraphs A through G below shall apply during the period commencing upon consummation of the Corporation’s initial public offering (the “IPO”) and terminating upon consummation of any Initial Business Combination (the “Restricted Period”) and may not be amended during the Restricted Period without the affirmative vote of the holders of 95% of the Corporation’s outstanding shares of Common Stock.

Thus, the underlined language in the introductory paragraph of Article Sixth of the Certificate of Incorporation purports to require the affirmative vote of the holders of 95% of the Company’s outstanding shares of common stock for an amendment to paragraphs A through G of Article Sixth of the Certificate of Incorporation during the Restricted Period (as defined in Article Sixth of the Certificate of Incorporation). We assume for purposes of our opinion as expressed herein, that because the Company is a public corporation, approval of the holders of 95% of the outstanding common stock of the Company cannot reasonably be attained.2 Accordingly, as a factual matter, the provision in the introductory paragraph of Article Sixth, which purports to require approval of 95% of the Company’s outstanding shares of common stock to amend

1 We understand that the IPO Shares constitute all of the Company’s common stock issued in the IPO.
2 In Chesapeake Corp. v. Shore, 771 A.2d 293, 342 (Del. Ch. 2000), the Court of Chancery, after consideration of expert testimony on the subject, noted that for a public corporation, a provision requiring an 88% vote of stockholders to take certain actions was set at an “unattainably high level.” Similarly, in Sellers v. Joseph Bancroft & Sons Co., 2 A.2d 108, 114 (Del. Ch. 1938), the Court of Chancery questioned the validity of a certificate of incorporation provision requiring the vote or consent of 100% of the preferred stockholders to amend the certificate of incorporation because the 100% vote requirement made such provision “practically irrepealable.”

Ideation Acquisition Corp.
September 29, 2009

paragraphs A through G, effectively eliminates the Company’s power to amend paragraphs A through G of Article Sixth of the Certificate of Incorporation during the Restricted Period.

DISCUSSION

You have asked our opinion as to whether paragraph D of Article Sixth may be amended as provided in the Certificate of Amendment. For the reasons set forth below, in our opinion, the provision in the introductory paragraph of Article Sixth of the Certificate of Incorporation, which requires the holders of 95% of the Company’s outstanding shares of common stock to approve any amendment to paragraphs A through G of Article Sixth during the Restricted Period, effectively eliminates the Company’s (and, consequently, the Company’s directors and stockholders) statutory power to amend paragraphs A through G of Article Sixth during the Restricted Period, and is therefore not valid under the General Corporation Law. Because the portion of Article Sixth requiring the approval of holders of 95% of the Company’s outstanding shares of common stock to amend paragraphs A through G of Article Sixth of the Certificate of Incorporation is invalid, paragraph D of Article Sixth may be amended as provided in the Certificate of Amendment subject to compliance with the amendatory procedures set forth in Section 242(b) of the General Corporation Law.

Section 242(a) of the General Corporation Law provides that:

[a]fter a corporation has received payment for any of its capital stock, it may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment ... In particular, and without limitation upon such general power of amendment, a corporation may amend its certificate of incorporation, from time to time, so as ... (2) To change, substitute, enlarge or diminish the nature of its business or its corporate powers and purposes ...

8 Del. C. § 242(a). In addition, Section 242(b) of the General Corporation Law provides that:

Every amendment [to the Certificate of Incorporation] ... shall be made and effected in the following manner: (1) [i]f the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders.... If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b) (emphasis added). Thus, Section 242(a) grants Delaware corporations broad statutory power to amend their certificates of incorporation to the extent permitted under Delaware law, including to the extent contemplated by the Certificate of Amendment, subject to compliance with the amendatory procedures set forth in Section 242(b). Implicit in the language of Section 242 is that the power to amend the certificate of incorporation is a fundamental power of Delaware corporations vested in directors and stockholders of a corporation. Nothing in Section 242 suggests that this statutory power may be entirely eliminated by a provision of the certificate of incorporation with respect to certain provisions thereof. Indeed, the mandatory language in Section 242(b) supports the proposition that the corporation’s broad power to amend the certificate of incorporation cannot be eliminated. Section 242(b) mandates that, absent a provision permitting the board to abandon a proposed amendment, “a certificate setting forth the amendment ... shall be executed,

Ideation Acquisition Corp.
September 29, 2009

acknowledged and filed and shall become effective” upon obtaining the requisite board and stockholder approvals. 8 Del. C. § 242(b)(1) (emphasis added).

In our opinion, the provision in the introductory paragraph of Article Sixth of the Certificate of Incorporation that purports to eliminate the statutory power of the Company (and, consequently, of the directors and stockholders) to amend paragraphs A through G of Article Sixth of the Certificate of Incorporation is contrary to the laws of the State of Delaware and, therefore, is invalid pursuant to Section 102(b)(1) of the General Corporation Law. Section 102(b)(1) provides that a certificate of incorporation may contain:

Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, the ability to curtail the powers of the corporation, the directors and the stockholders through the certificate of incorporation is not without limitation. Any provision in the certificate of incorporation that is contrary to Delaware law is invalid. See Lions Gate Entm’t Corp. v. Image Entm’t Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (footnote omitted) (noting that a charter provision “purport[ing] to give the Image board the power to amend the charter unilaterally without a shareholder vote” after the corporation had received payment for its stock “contravenes Delaware law [i.e., Section 242 of the General Corporation Law] and is invalid.”). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is “contrary to the laws of [Delaware]” if it transgresses “a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself.” The Court in Loew’s Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that “a charter provision which seeks to waive a statutory right or requirement is unenforceable.”3

That the statutory power to amend the certificate of incorporation is a fundamental power of Delaware corporations is supported by Delaware case law. Delaware courts have repeatedly held that a reservation of the right to amend the certificate of incorporation is a part of any certificate of incorporation, whether or not such reservation is expressly included therein.4 See, e.g., Maddock v. Vorclone Corp., 147 A. 255 (Del. Ch. 1929); Coyne v. Park & Tilford Distillers Corp., 154 A.2d 893 (Del. 1959); Weinberg v. Baltimore Brick Co., 114 A.2d 812, 814 (Del. 1955); Morris v. American Public Utilities Co., 122 A. 696, 701 (Del. Ch. 1923). See also 2 David A. Drexler, Lewis S. Black, Jr. & A. Gilchrist Sparks, III, Delaware Corporation Law & Practice,

3 We note that Section 102(b)(4) of the General Corporation Law expressly permits a Delaware corporation to include in its certificate of incorporation provisions that modify the voting rights of directors and stockholders set forth in other provisions of the General Corporation Law. 8 Del. C.§  102(b)(4) (“the certificate of incorporation may also contain... [p]rovisions requiring for any corporate action, the vote of a larger portion of the stock... or a larger number of the directors, than is required by this chapter.”). While Section 102(b)(4) permits certificate of incorporation provisions to require a greater vote of directors or stockholders than is otherwise required by the General Corporation Law, in our view, nothing in Section 102(b)(4) purports to authorize a certificate of incorporation provision that effectively eliminates the power of directors and stockholders to amend the certificate of incorporation, with respect to certain provisions thereof or otherwise, as expressly permitted by Section 242. See also Sellers v. Joseph Bancroft & Sons Co., 2 A.2d 108, 114 (Del. Ch. 1938) (where the Court questioned the validity of a certificate of incorporation provision requiring the vote or consent of 100% of the preferred stockholders to amend the certificate of incorporation in any manner which reduced the pecuniary rights of the preferred stock because the 100% vote requirement made such provision “practically irrepealable.”).
4 This principle is also codified in Section 394 of the General Corporation Law. See 8 Del. C. § 394.

Ideation Acquisition Corp.
September 29, 2009

§ 32.02 (2005) (“No case has ever questioned the fundamental right of corporations to amend their certificates of incorporation in accordance with statutory procedures. From the earliest decisions, it has been held that every corporate charter implicitly contains as a constituent part thereof every pertinent provision of the corporation law, including the provisions authorizing charter amendments.”); 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 8.1 (2007 Supp.) (“The power of a corporation to amend its certificate of incorporation was granted by the original General Corporation Law and has continued to this day.”) (footnotes omitted); 1 Edward P. Welch, Andrew J. Turezyn & Robert S. Saunders, Folk on the Delaware General Corporation Law § 242.2.2, GCL-VIII-13 (2007-1 Supp.) (“A corporation may ... do anything that section 242 authorizes because the grant of amendment power contained in section 242 and its predecessors is itself a part of the charter.”) (citing Goldman v. Postal Tel., Inc., 52 F.Supp. 763, 769 (D. Del. 1943); Davis v. Louisville Gas & Electric Co., 142 A. 654, 656-58 (Del. Ch. 1928); Morris, 122 A. at 701; Peters v. United States Mortgage Co., 114 A. 598, 600 (Del. Ch. 1921)); Peters, 114 A. at 600 (“There is impliedly written into every corporate charter in this state, as a constituent part thereof, every pertinent provision of our Constitution and statutes. The corporation in this case was created under the General Corporation Law ... That law clearly reserves to this corporation the right to amend its certificate in the manner proposed.”).

In Davis v. Louisville Gas & Electric Co., 142 A. 654 (Del. Ch. 1928), the Court of Chancery interpreted this reserved right to amend the certificate of incorporation broadly and observed that the legislature, by granting broad powers to the stockholders to amend the certificate of incorporation, “recognized the unwisdom of casting in an unchanging mould the corporate powers which it conferred touching these questions so as to leave them fixed for all time.” Id. at 657. Indeed, the Court queried, “[m]ay it not be assumed that the Legislature foresaw that the interests of the corporations created by it might, as experience supplied the material for judgment, be best subserved by an alteration of their intracorporate and in a sense private powers,” i.e., by an alteration of the terms of the certificate of incorporation? Id. The Court further confirmed the important public policy underlying the reservation of the right to amend the certificate of incorporation:

The very fact that the [General Corporation Law]...deal[s] in great detail with innumerable aspects of the [certificate of incorporation] in what upon a glance would be regarded as relating to its private as distinguished from its public character, has some force to suggest that the state, by dealing with such subjects in the statute rather than by leaving them to be arranged by the corporate membership, has impliedly impressed upon such matters the quality of public interest and concern.

Id.

While there is no definitive case law addressing the enforceability or validity, under Delaware law or otherwise, of a certificate of incorporation provision that attempts to place a blanket prohibition on amendments to certain provisions of the certificate of incorporation, in our view, such a provision would be invalid. Indeed, in confirming the fundamental importance of a corporation’s power to amend the certificate of incorporation, Delaware courts have suggested, in dicta, that such provision might be unenforceable. See, e.g., Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004) (The Court suggested that the statutory power to recommend to stockholders amendments to the certificate of incorporation is a core duty of directors and noted that a certificate of incorporation provision purporting to eliminate a core duty of the directors would likely contravene Delaware public policy.); Triplex Shoe Co. v. Rice & Hutchins, Inc., 152 A. 342, 347, 351 (Del. 1930) (Despite the absence of common stockholders who held the “sole” power to vote on amendments to the certificate of incorporation, the Court assumed that an amendment to the certificate of incorporation nonetheless had been validly approved by the preferred stockholders noting that, by “the very necessities of the case,” the holders of preferred stock had the power to vote where no common stock had been validly issued because otherwise the corporation would be “unable to function.”); Sellers v. Joseph Bancroft & Sons Co., 2 A.2d 108, 114 (Del. Ch. 1938) (The Court questioned the validity of a certificate of incorporation provision requiring the vote or consent of 100% of the preferred stockholders to amend the

Ideation Acquisition Corp.
September 29, 2009

certificate of incorporation in any manner which reduced the pecuniary rights of the preferred stock because the 100% vote requirement made such provision “practically irrepealable.”).

More recently, the Court in Jones Apparel suggested that the right of directors to recommend to stockholders amendments to the certificate of incorporation is a “core” right of fundamental importance under the General Corporation Law. In Jones Apparel, the Delaware Court of Chancery examined whether a certificate of incorporation provision eliminating the power of a board of directors to fix record dates was permitted under Section 102(b)(1) of the General Corporation Law. While the Court upheld the validity of the record date provision, it was quick to point out that not all provisions in a certificate of incorporation purporting to eliminate director rights would be enforceable. Jones Apparel, 883 A.2d at 848. Rather, the Court suggested that certain statutory rights involving “core” director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

[Sections] 242(b)(1) and 251 do not contain the magic words [“unless otherwise provided in the certificate of incorporation”] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police “horribles” is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it suggested that other powers vested in directors — such as the power to amend the certificate of incorporation — are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

As set forth above, the statutory language of Section 242 and Delaware case law confirm that the statutory power to amend the certificate of incorporation is a fundamental power of Delaware corporations as a matter of Delaware public policy. Moreover, Delaware case law also suggests that the fundamental power to amend the certificate of incorporation is a core right of the directors of a Delaware corporation. Because the provision in the introductory paragraph of Article Sixth of the Certificate of Incorporation purports to eliminate the fundamental power of the Company (and the “core” right of the Company’s directors) to amend paragraphs A through G of Article Sixth of the Certificate of Incorporation during the Restricted Period, such provision is contrary to the laws of the State of Delaware and, therefore, is invalid.

Given our conclusion that paragraph D of Article Sixth may be amended as provided in the Certificate of Amendment subject to compliance with the amendatory procedures set forth in Section 242(b) of the General Corporation Law, you have asked our opinion as to the vote required for approval of the Certificate of Amendment. Section 242(b) of the General Corporation Law provides the default voting requirements for an amendment to the certificate of incorporation. Under Section 242(b)(1), the Board of Directors of the Company (the “Board”) would be required to adopt a resolution setting forth the amendment proposed (i.e., the Certificate of Amendment) and declaring its advisability prior to submitting the Certificate of Amendment to the stockholders entitled to vote on amendments to the Certificate of Incorporation. The Board may adopt such resolution by the affirmative vote of a majority of the directors present at a meeting at which a quorum is present, or, alternatively, by unanimous written consent of all directors. See 8 Del. C. §§ 141(b), 141(f). After the Certificate of Amendment has been duly approved by the Board, it must then be submitted to the stockholders of the Company for a vote thereon. The affirmative vote of a majority of the outstanding stock entitled to vote thereon would be required for approval of the Certificate of Amendment. See 8 Del. C. §§ 242(b)(1). The default voting requirements set forth above may be increased to require a greater vote of the

Ideation Acquisition Corp.
September 29, 2009

directors or stockholders by a provision in the certificate of incorporation or the bylaws (in the case of the Board). See 8 Del. C. §§ 102(b)(4), 141(b), 216, 242(b)(4).5 However, any certificate of incorporation or bylaw provision purporting to impose a supermajority or unanimous voting requirement must otherwise be valid under the General Corporation Law. As discussed above, in our opinion, the provision in the introductory paragraph of Article Sixth of the Certificate of Incorporation, which purports to require the approval of 95% of the outstanding common stock of the Company to amend paragraphs A through G of Article Sixth, is not a valid certificate of incorporation provision under the General Corporation Law. Because there is no valid provision in the Certificate of Incorporation or Bylaws purporting to impose a different or greater vote of the directors or stockholders for the approval of an amendment to the Certificate of Incorporation, in our view, the statutory default voting requirements would apply to the approval of the Certificate of Amendment by the directors and stockholders of the Company.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Certificate of Amendment, if duly adopted by the Board of Directors of the Company (by vote of the majority of the directors present at a meeting at which a quorum is present or, alternatively, by unanimous written consent) and duly approved by the holders of a majority of the outstanding stock of the Company entitled to vote thereon, all in accordance with Section 242(b) of the General Corporation Law, would be valid and effective when filed with the Secretary of State in accordance with Sections 103 and 242 of the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein. We further understand that you may include this opinion letter as an annex to your proxy statement for the special meeting of stockholders of the Company to consider and vote upon the Certificate of Amendment or as an exhibit to the Registration Statement on Form S-4 filed in connection therewith, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

/s/ Richards, Layton & Finger, P.A.

CSB/TNP

5 See supra note 3 and accompanying text.

Exhibit A

CERTIFICATE OF AMENDMENT
TO
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IDEATION ACQUISITION CORP.

IDEATION ACQUISITION CORP., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST:  That the Board of Directors of said corporation, at a duly called and held meeting of its members, adopted a resolution proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of said corporation (the “Amendment”):

RESOLVED, that SECTION D OF ARTICLE SIXTH of the Amended and Restated Certificate of Incorporation of the Corporation is amended in its entirety to read as follows:

“At the time the Corporation seeks approval of the Initial Business Combination in accordance with paragraph C above, each holder of IPO Shares (each a “Public Stockholder”) may, at its option, in accordance with the terms of this Section, convert its IPO Shares into cash at a per share conversion price (the “Conversion Price”), calculated as of two business days prior to the proposed consummation of the Initial Business Combination, equal to (A) the amount in the Trust Account, inclusive of (x) the proceeds from the IPO held in the Trust Account and the proceeds from the sale of the Insider Warrants, (y) the amount held in the Trust Account representing the Deferred Underwriting Compensation and (z) any interest income earned on the funds held in the Trust Account, net of taxes payable, that is not released to the Corporation to cover its operating expenses in accordance with paragraph B above, divided by (B) the number of IPO Shares outstanding on the date of calculation (including shares sold pursuant to the exercise of the over-allotment option, if any). If a majority of the shares voted by the Public Stockholders are voted to approve the Initial Business Combination, and if Public Stockholders owning less than 30% of the total IPO Shares both (1) vote against approval of the proposed Initial Business Combination and (2) elect to convert their shares, the Corporation will proceed with such Initial Business Combination. If the Corporation so proceeds, subject to the availability of lawful funds therefor, the Corporation will convert IPO Shares held by those Public Stockholders who have voted such IPO Shares, either in person or by proxy, for or against the Initial Business Combination, regardless of whether such IPO Shares were voted for or against the Initial Business Combination, and in connection with voting such shares, have affirmatively elected to convert such IPO Shares into cash at the Conversion Price. Only Public Stockholders shall be entitled to receive distributions from the Trust Account in connection with the approval of an Initial Business Combination, and the Corporation shall pay no distributions with respect to any other holders or shares of capital stock of the Corporation. If Public Stockholders holding 30% or more of the IPO Shares vote against approval of the proposed Initial Business Combination and elect to convert their IPO Shares, the Corporation will not proceed with such Initial Business Combination and will not convert any IPO Shares.”

SECOND:  This Certificate of Amendment was duly adopted by the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

THIRD:  That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 of the General Corporation Law of the State of Delaware.

1

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its President and Chief Executive Officer, this           day of , 2009.

IDEATION ACQUISITION CORP.

By:
Name:     Robert Fried

Title:	President and Chief Executive Officer

2